Exhibit 8.1

Aether Global Innovations Corp.
List of Subsidiaries

Subsidiaries	Jurisdiction of Incorporation	Percentage of Ownership
Plymouth Rock Technologies Inc.	Delaware	100%
Plymouth Rock Technologies UK Limited	England and Wales	100%
Tetra Drones Ltd.	England and Wales	100%

None of the above subsidiaries are deemed significant subsidiaries as defined in rule 1-02(w) of Regulation S-X as at November 30, 2023.

As of the date of this Form 20-F, Tetra Drones Ltd is undergoing voluntary liquidation, which began during the financial year that ended on November 30, 2023.  Plymouth Rock Technologies UK Limited has already been liquidated as of August 28, 2024. In terms of Plymouth Rock Technologies Inc (US), it remains operational, but we have divested our interests in it. The Company considers the operations of all three subsidiaries to be discontinued as of November 30, 2023.